Exhibit 4.4

FIRST AMENDMENT TO THE

SELECT ENERGY SERVICES, INC.

2016 EQUITY INCENTIVE PLAN

WHEREAS, Select Energy Services, Inc. (the “Company”) maintains the Select Energy Services, Inc. 2016 Equity Incentive Plan (the “Plan”); and

WHEREAS, the Company desires to amend the Plan in certain respects.

NOW, THEREFORE, subject to approval by the Company’s stockholders and the consummation of the transactions contemplated by that certain Agreement and Plan of Merger by and among the Company, Rockwater Energy Solutions, Inc., Rockwater Energy Solutions, LLC, SES Holdings, LLC Rockwater Merger Sub, Inc. and Rockwater Merger Sub, LLC, dated as of July 18, 2017 (the “Merger Agreement”), the Plan shall be amended as follows effective as of the Closing Date (as defined in the Merger Agreement):

1.                                      The following two sentences shall be added to the end of Section 4(a) of the Plan:

“Notwithstanding any provision herein, subject to the listing rules of the stock exchange, if any, on which the Stock is listed, shares of Stock delivered with respect to Substitute Awards granted in assumption of, or in substitution for, awards held by individuals who become Eligible Persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate shall not reduce the number of shares of Stock in the Share Pool; provided, however, that such Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as ISOs shall count against the limitation with respect to shares that may be issued upon the exercise of ISOs provided in Section 4(a). Subject to the listing rules of the stock exchange, if any, on which the Stock is listed, a number of shares under a pre-existing shareholder-approved plan of an entity directly or indirectly acquired by the Company or any Affiliate as a result of a merger, consolidation or acquisition equal to the shares remaining available for delivery under such pre-existing shareholder-approved plan as of the date of the consummation of such transaction (as appropriately adjusted to reflect such transaction) may, if and to the extent permitted by the Board, be delivered with respect to Awards under the Plan and such shares shall not reduce the number of shares of Stock in the Share Pool; provided, however, that such Awards shall not be made after the date awards or grants could have otherwise been made under the terms of such pre-existing shareholder-approved plan, absent the transaction.”

2.                                      Except as amended hereby, the Plan is specifically ratified and reaffirmed.

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